UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                NTL Incorporated
                                (Name of Issuer)

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                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

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                            629407107 (Common Stock)
                                 (CUSIP Number)

                 -----------------------------------------------


      France Telecom S.A.               Compagnie Generale des Communications
    Jean-Louis Vinciguerra                         (COGECOM) S.A.
Senior Executive Vice President                  Pierre Dauvillaire
     6 place d'Alleray                    Chairman of the Board of Directors
    75505 Paris Cedex 15                         6 place d'Alleray
          France                               75505 Paris Cedex 15
     (33-1) 44-44-01-59                               France
                                                (33-1) 44-44-8472

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                                    Copy to:
                               Alfred J. Ross, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                October 23, 1999
             (Date of Event which requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
CUSIP No.  629407107

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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      France Telecom S.A.
      IRS Identification Number: N/A
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2.    Check the Appropriate Box if a Member of a Group

                               (a)  |_|
                               (b)  |_|
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)

      WC
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5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).

                                                   |_|
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6.    Citizenship or Place of Organization

      France
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7.                  Sole Voting Power

                    0
                    ------------------------------------------------------------
     Number of
8.    Shares        Shared Voting Power
   Beneficially
       Owned        14,228,047 shares of Common Stock
        By          ------------------------------------------------------------
9.       Each       Sole Dispositive Power
     Reporting
      Person        0
       With         ------------------------------------------------------------
10.                 Shared Dispositive Power

                    14,228,047 shares of Common Stock
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,228,047 shares of Common Stock
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)

                                                  |_|
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
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13.   Percent of Class Represented by Amount in Row (11)

      12.6% of the aggregate number of all outstanding shares of Common Stock
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14.   Type of Reporting Person (See Instructions)

      CO
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



CUSIP No.  629407107
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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Compagnie Generale des Communications (COGECOM) S.A.
      IRS Identification Number: N/A
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2.    Check the Appropriate Box if a Member of a Group

                               (a)  |_|
                               (b)  |_|
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3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds (See Instructions)

      WC
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5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e).

                                                   |_|
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6.    Citizenship or Place of Organization

      France
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7.                  Sole Voting Power

                    0
                    ------------------------------------------------------------
     Number of
8.    Shares        Shared Voting Power
   Beneficially
       Owned        14,228,047 shares of Common Stock
        By          ------------------------------------------------------------
9.       Each       Sole Dispositive Power
     Reporting
      Person        0
       With         ------------------------------------------------------------
10.                 Shared Dispositive Power

                    14,228,047 shares of Common Stock
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,228,047 shares of Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                  |_|
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
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13.   Percent of Class Represented by Amount in Row (11)

      12.6% of the aggregate number of all outstanding shares of Common Stock
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14.   Type of Reporting Person (See Instructions)

      CO
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



          This Amendment No.1 (the "Amendment") amends and supplements the
Schedule 13D filed on August 25, 1999 (as amended and supplemented, the "Schedule 13D") of France Telecom S.A., a societe anonyme organized under the laws of France ("FT") and Compagnie Generales des Communications (COGECOM) S.A. ("COGECOM"), a societe anonyme organized under the laws of France and a wholly owned subsidiary of FT, with respect to the common stock, par value $0.01 per share (the "Common Stock") of NTL Incorporated, a Delaware corporation with its principal executive offices at 110 East 59th Street, New York, NY 10022 (the "Issuer"). All capitalized terms used in this Amendment that are not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D as filed on August 25, 1999.

         FT and COGECOM are filing this Amendment to reflect (i) the purchase by COGECOM of 3,300,000 shares of Common Stock pursuant to a purchase agreement (the "Selling Shareholder Purchase Agreement"), attached hereto as Exhibit 10.2, with shareholders of the Issuer listed in Annex I to that agreement (the "Selling Shareholders"), and (ii) the issuance by the Issuer to COGECOM of 5,000 shares of 5% Cumulative Participating Convertible Preferred Stock, Series C (the "Series C Preferred Stock"), as a dividend on the Series A Preferred Stock beneficially owned by FT and COGECOM.

Item 1.   Security and Issuer

          Item 1 is hereby amended by adding the following paragraph:

          On October 7, 1999 the Issuer effected a five-for-four stock split through stock dividend (the "Stock Split"). The number of shares reflected herein is adjusted for the Stock Split. In addition, due to the Stock Split, the conversion price for the Series A Preferred Stock has been adjusted and is now set at $100.00 per share of Common Stock. On September 30, 1999, the Issuer issued to COGECOM 5,000 shares of Series C Preferred Stock as a dividend with respect to the Series A Preferred Stock beneficially owned by FT and COGECOM. Each share of the Series C Preferred Stock is convertible into Common Stock, anytime at the option of the holder thereof, at a conversion price of $100.67 per share (after giving effect to the Stock Split).

Item 2.   Identity and Background

          No change.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended by adding the following paragraph:

          FT will provide the funds for all purchases by COGECOM pursuant to the Selling Shareholder Purchase Agreement from cash on hand.

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



Item 4.   Purpose of Transaction

          Item 4 is hereby amended by adding the following paragraph:

          FT has caused COGECOM to enter into the Selling Shareholder Purchase Agreement in order to increase its total investment and strengthen its exposure to the markets in which the Issuer operates. In a letter agreement, dated October 23, 1999, the Issuer consented to the transactions contemplated by the Selling Shareholder Purchase Agreement.

Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended and restated as follows:

         (a) On October 23, 1999, FT and COGECOM were the joint beneficial owners of 14,228,047 shares of Common Stock, which represents approximately 12.6% of the Common Stock outstanding. This percentage is calculated on the basis of 112,915,185 shares, a sum of 105,365,517 shares of Common Stock outstanding as of October 22, 1999, a figure that the Issuer has provided to FT and COGECOM; and 7,549,668, the number of shares of Common Stock issuable to COGECOM upon conversion of the Series A Preferred Stock and the Series C Preferred Stock.

          (b) FT and COGECOM share the power to vote and the power to dispose of all such 14,228,047 shares of Common Stock.

          (c) On October 23, 1999, COGECOM entered into the Selling Shareholder Purchase Agreement, attached hereto as Exhibit 10.2, with the Selling Shareholders. Pursuant to the Selling Shareholder Purchase Agreement, COGECOM agreed to purchase 3,300,000 shares of Common Stock from the Selling Shareholders, for an aggregate purchase price of $226,050,000. On September 30, 1999, the Issuer paid a dividend on the Series A Preferred Stock to COGECOM. The Issuer paid this dividend by issuing 5,000 shares of Series C Preferred Stock to COGECOM. Each such share of Series C Preferred Stock is convertible into 9.9334 shares of Common Stock. A copy of the certificate of designation for the Series C Preferred Stock is attached hereto as Exhibit 10.1. Following the closing under the Selling Shareholder Purchase Agreement, which is expected to occur on October 27, 1999, and after giving effect to Stock Split and the issuance to COGECOM of the Series C Preferred Stock, COGECOM and FT will become the joint beneficial owners of an aggregate number of shares of the Common Stock representing 12.6% of the shared voting power of the outstanding Common Stock.

          Except as described above, neither FT nor COGECOM, nor, to the best of their knowledge, any of the persons listed in Schedules I and II of the Schedule 13D, effected any transactions in Common Stock, Series A Preferred Stock or Series C Preferred Stock since August 13, 1999.

          (d) No one other than FT or COGECOM is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common

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



Stock, Series A Preferred Stock or Series C Preferred Stock beneficially owned by FT and COGECOM.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

          Item 6 is hereby amended (i) to include the Selling Shareholder Purchase Agreement described in Item 5 above and (ii) by adding the following paragraph:

          The Selling Shareholders and certain other shareholders of the Issuer are parties to a registration rights agreement, dated as of March 8, 1999 (the "Registration Rights Agreement"). The Registration Rights Agreement provides that if the Selling Shareholders transfer Common Stock in certain private transactions, other parties to that agreement are entitled to sell the same proportion of their shares of Common Stock on the same terms and conditions. For that reason, the Selling Shareholder Purchase Agreement includes, among other things, a representation of COGECOM that it is willing to purchase up to 1.389 million shares of Common Stock from parties to the Registration Rights Agreement.

Item 7.   Material to be Filed as Exhibits

          Item 7 is hereby amended to include the following exhibits, attached hereto:

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



Exhibit 10.1

          Form of Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or Other Special Rights and Qualifications, Limitations and Restrictions of the 5% Cumulative Participating Convertible Preferred Stock, Series C of the Issuer.

Exhibit 10.2

         Purchase Agreement, dated October 23, 1999 among COGECOM and the shareholders listed in Annex I thereto.

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



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 26, 1999

                              France Telecom S.A.

                                 By: /s/  Jean-Louis Vinciguerra
                                     --------------------------------------
                                     Name:  Jean-Louis Vinciguerra
                                     Title: Senior Executive Vice President

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


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 1999

                                 Compagnie Generale des Communications
                                 (COGECOM) S.A.

                                 By:  /s/ Pierre Dauvillaire
                                      -----------------------------------------
                                      Name:  Pierre Dauvillaire
                                      Title: Chairman of the Board of Directors

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